Contact

www.linkedin.com/in/don-dillon-b3542562 (LinkedIn)

Don Dillon

Chief Executive Officer at SOUND

Los Angeles, California, United States

Summary

Don Dillon is founder and Chief Executive Officer of SOUND Foods, a premium snack company offering the ultimate convenient, functional snack that helps consumers perform their best and do their best to make world a better place. In this role, Dillon draws upon a variety of life and business experiences to inform his ability to use an exponentially better food production technology to create a new approach to snacking. Each prior experience as an investor and entrepreneur has fueled his competitive edge, equipping him with the high standards and knack for recognizing opportunity that he exemplifies today. SOUND Foods flagship product, SOUND Bites, are oval-shaped snacks that use ultrasonic sound waves and real ingredients to create a premium, sweet and satiating solution that helps the difference-makers of the world to live their lives to the fullest. Evident in the mission under which Sound operates, Dillon has an acute passion for developing a business's impact beyond the bottom line.

www.soundsnacking.com

Experience

SOUND Foods

Chief Executive Officer

January 2019 - Present (4 years 11 months)

Los Angeles, California, United States

Summit Building Services Inc

President

April 2016 - Present (7 years 8 months)

Anaheim, California, United States

DAJA Holdings Inc

President

September 2012 - Present (11 years 3 months)

Santa Monica

Federal Deposit Insurance Corporation (FDIC)
Senior Complex Financial Institution Analyst
February 2010 - September 2012 (2 years 8 months)

Ackman-Ziff
Director
2002 - 2008 (6 years)

Education

New York University
MS Finance and Investment, Finance, General

Indiana University Bloomington
Finance

Indiana University Bloomington
Bachelor of Business Administration - BBA, Finance

Indiana University Bloomington
Finance, Business

New York University
Master of Science - MS, Finance